TRANSGLOBE ENERGY CORPORATION ANNOUNCES THIRD QUARTER
FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, November 9, 2011 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2011. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

  Record quarterly average production of 13,406 Bopd, up 13% from Q2-2011 (Egypt 11,138 Bopd, Yemen 2,268 Bopd);

  Record quarterly funds flow of $37.5 million ($0.50/share), a 28% increase over Q2-2011;

  Record quarterly net earnings of $26.1 million ($0.35/share), a 19% increase over Q2-2011;

  Drilled 14 wells in the third quarter resulting in 11 oil wells, one water source well and 2 dry wells at West Gharib;

  Initiated a secondary recovery waterflood on the Arta/East Arta, Lower Nukhul pool in early July;

  Expanded the Company’s opportunity base in the Western Desert by acquiring a 50% interest and operatorship of the South Alamein Concession for $3.0 million;

  East Ghazalat Safwa Field development plan approved in July, first production is targeted for Q2-2012.

A conference call to discuss TransGlobe’s second quarter results presented in this report will be held on Wednesday, November 9, 2011 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time) and is accessible to all interested parties by dialing (416) 340-8530 or toll-free 1-877-240-9772 (see also TransGlobe’s news release dated November 2, 2011). Online the webcast may be accessed at http://events.digitalmedia.telus.com/transglobe/110911/index.php

FINANCIAL AND OPERATING RESULTS

(US$000s, except per share, price, volume amounts and % change)

	Three months ended September 30			Nine months ended September 30
Financial	2011	2010	% Change	2011	2010	% Change
Oil revenue	128,265	66,470	93	339,875	189,661	79
Oil revenue, net of royalties and other	71,769	38,980	84	187,145	112,022	67
Derivative gain (loss) on commodity contracts	(13)	(221)	(94)	(599)	68	-
Operating expense	9,762	6,708	46	26,404	18,742	41
General and administrative expense	4,688	3,439	36	13,944	10,183	37
Depletion, depreciation and amortization expense	10,300	7,592	36	26,263	19,981	31
Income taxes	19,442	10,677	82	53,146	29,202	82
Funds flow from operations*	37,450	19,081	96	91,054	54,514	67
Basic per share	0.51	0.28		1.26	0.82
Diluted per share	0.50	0.28		1.22	0.80
Net earnings	26,110	9,321	180	50,873	31,633	61
Basic per share	0.36	0.14		0.70	0.48
Diluted per share	0.35	0.13		0.68	0.46
Capital expenditures	20,160	19,001	6	59,544	46,266	29
Working capital	164,132	47,862	243	164,132	47,862	243
Long-term debt, including current portion	57,303	49,977	15	57,303	49,977	15
Common shares outstanding
Basic (weighted-average)	72,993	66,775	9	72,358	66,085	9
Diluted (weighted-average)	75,371	69,182	9	74,906	68,158	10
Total assets	465,262	278,426	67	465,262	278,426	67
*	Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital

Operating
Average production volumes (Bopd)	13,406	10,138	32	12,158	9,681	26
Average price ($ per Bbl)	104.00	71.27	46	102.40	71.76	43
Operating expense ($ per Bbl)	7.92	7.19	10	7.96	7.09	12

CORPORATE SUMMARY

TransGlobe Energy Corporation’s (“TransGlobe” or the “Company”) total production increased to a record 13,406 barrels of oil per day (“Bopd”) during the quarter, resulting in record funds flow of $37.5 million ($0.50/share, diluted) and record net earnings of $26.1 million ($0.35/share, diluted). The political environment in Egypt has stabilized and business processes and operations are returning to normal. Yemen remains unsettled with export pipelines becoming a target for opposition tribes in the country. Production was restored in Block S-1, Yemen on July 16th and produced until October 8th at which time it was shut-in again due to attacks on the export pipeline.

The Company continues to grow production and expand its opportunity base in Egypt. On the West Gharib project, eleven oil wells were drilled during the quarter and an additional six oil wells were drilled during October. The West Gharib project area is the primary producing asset in the Company’s portfolio.

The pending acquisition of 4,000 Bopd in the West Bakr Concession (100% WI) announced March 25th will add a new project area adjacent to the West Gharib properties. There are numerous development opportunities and operational synergies expected from the acquisition. The Company completed its due diligence and submitted the deed of assignment for Government approval. Closing is scheduled to occur shortly after receiving all Government approvals.

In the Western Desert, the East Ghazalat Safwa development was approved in July. The commencement of first production (approximately 800 to 1,200 Bopd to TransGlobe) is expected in the second quarter of 2012.

The Company entered into an agreement to acquire a 50% interest in its first operated project in the Western Desert of Egypt in the South Alamein concession. The acquisition includes a Cretaceous light oil discovery at Boraq 2X which will be appraised and developed in the near term. The acquisition is subject to the normal government approvals of the acquisition and approval of the Boraq development plan. The South Alamein concession is a large 558,000 acre exploration license which has a number of prospects identified on 3-D seismic.

Brent oil prices remained strong, averaging $113 per barrel in the third quarter which resulted in an average sales price of $104 per barrel during the quarter. Record production combined with strong Brent oil pricing produced record funds flow of $37.5 million, to exit the quarter with positive working capital of $164 million and net long-term debt of $57.3 million.

Guidance for 2011 funds flow is expected to be approximately $120 million ($1.60 per share) based on production guidance of 12,000 to 12,300 Bopd for 2011 and Brent pricing of $110 per barrel for the balance of the year.

With the additions of West Bakr and South Alamein total Company production could reach 20,000 Bopd in 2012.

The Company has a very strong financial position and continues to pursue business development opportunities to expand its growing opportunity base.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration
Fourteen wells were drilled during the third quarter resulting in eleven oil wells, one water source well and two dry wells. Eight oil wells were drilled at Arta/East Arta, three oil wells and one water source well were drilled at Hoshia. Dry holes were drilled at West Hoshia and North Hoshia.

Six additional oil wells were drilled in the Arta/East Arta pools during October.

Two drilling rigs are scheduled to remain in the Arta/East Arta area for the balance of the year. The third rig (1,500 HP) will drill in the Arta/East Arta area until the drilling contract expires in December.

Production
Production from West Gharib averaged 11,138 Bopd to TransGlobe during the third quarter, approximately 2% (218 Bopd) lower than the previous quarter. Production during the third quarter was curtailed by approximately 800 Bopd due to process capacity constraints at the GPC operated Ras Gharib terminal. By mid-July the increased trucked volumes at West Gharib were exceeding the process capacity to receive oil and water at the GPC operated Ras Gharib terminal. The Company initiated a number of projects to reduce the amount of water that is trucked with the oil to GPC and to increase tankage/processing capacity allocations at GPC. Depending upon government approvals for processing capacity allocations, the curtailed volumes could be placed on production by year-end.

Production in October averaged 10,912 Bopd to TransGlobe with an estimated 1,000 Bopd shut-in. In early November production has increased to the 11,500 – 11,800 Bopd range due to improved water separation in the field and the addition of new wells. With the recently drilled wells, it is estimated that 1,000 Bopd remains shut-in.

Quarterly West Gharib Production (Bopd)

		2011		2010
	Q-3	Q-2	Q-1	Q-4
Gross production rate	11,138	11,356	8,738	7,941
TransGlobe working interest	11,138	11,356	8,738	7,941
TransGlobe net (after royalties)	6,137	6,235	4,820	4,634
TransGlobe net (after royalties and tax)*	4,247	4,306	3,293	3,338

*	Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government’s share of production sharing oil.

West Bakr, Arab Republic of Egypt (SUBJECT TO CLOSING 100% working interest, TransGlobe operated)

On March 28, 2011, the Company announced it had entered into a Sale and Purchase Agreement (“SPA”) to acquire all the Egyptian assets of The Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”) for $60 million plus or minus adjustments, effective July 1, 2010 subject to approval from the Egyptian Government. EPEDECO holds a 100% working interest in the West Bakr Production Sharing Concession (“PSC”).

The West Bakr PSC is located onshore in the western Gulf of Suez rift basin of Egypt adjacent to TransGlobe’s West Gharib Concession and is producing approximately 4,000 Bopd gross (before the production sharing split with the Government of Egypt). The Company has identified a number of optimization/development projects and drilling opportunities that could increase production and recoverable reserves.

The produced oil ranges from 17° to 20° API and is pipeline connected to the Ras Gharib terminal on the coast. The West Gharib production is currently trucked to the same terminal. The West Bakr blend has historically received Brent minus 25% pricing.

TransGlobe has completed due diligence and submitted the deed of assignment for Government approval. TransGlobe expects to close the acquisition shortly after receiving the necessary Government approvals.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration

On July 12, 2011 the Safwa development lease was approved by the Government. The Safwa development lease has a 20-year term (expires 2031) and covers approximately 11,040 acres or 15 development blocks. The Safwa development lease is subject to a 4-year review (July 11, 2015) to determine which development blocks are producing or contributing to production. The non-producing (non-contributing) blocks will be relinquished following the review. The Safwa Development lease could be extended an additional 5 years (2036).

The East Ghazalat exploration concession is in the first two-year extension period (expires June, 2012). An additional two-year extension is available following a relinquishment of 25% of the original concession area. All work commitments have been met.

The operator has proposed an initial development budget of $2.6 million ($1.3 million to TransGlobe) to complete and equip the existing four wells for production. Processing facilities will be rented for the initial production phase until facility design and construction has been completed. Facility design work is expected to commence following the next drilling phase in 2012. The operator is targeting first production to commence in second quarter of 2012. It is expected that the wells will initially be capable of producing 400-600 Bopd per well from the Bahariya formation, which could contribute an additional 800 to 1,200 Bopd of light (34° API) sweet crude to the Company.

South Alamein, Arab Republic of Egypt (SUBJECT TO CLOSING - 50% working interest, TransGlobe operated)

On June 29, 2011 the Company announced it had entered into a Sale and Purchase Agreement (“SPA”) to acquire Cepsa Egypt’s 50% operated working interest in the South Alamein Concession for $3.0 million plus an inventory adjustment, effective on and subject to approval from the Egyptian Government. El Paso South Alamein (“El Paso SA”), a subsidiary of Houston-based El Paso Corporation, holds the remaining 50% interest in the South Alamein Production Sharing Contract (“PSC”). Ancillary to this transaction is an agreement between TransGlobe and El Paso SA on a go-forward appraisal program in exchange for El Paso SA waiving its preferential right under its joint operating agreement with Cepsa Egypt. TransGlobe will assume operatorship of the South Alamein Concession upon closing of this transaction.

The South Alamein Concession is located onshore in the Western Desert of Egypt and includes portions of the prolific Alamein and Tiba basins. The current size of this exploration concession is 2,258 square kilometers (558,120 acres). The concession includes an oil discovery well, Boraq-2X, which tested a combined 1,700 Bopd of 38° to 40° API oil from two Cretaceous zones. Initial work by TransGlobe will focus on appraisal and development the Boraq–2X discovery which includes drilling at least two appraisal wells and readying the Boraq–2X well for production. The Boraq-2X discovery is close to existing infrastructure which should reduce development time and capital.

The Company plans to submit a revised budget and development plan for the Boraq discovery to the Egyptian Government for approval, following closing of the transaction.

The South Alamein PSC is in the first, three-year extension period which expires on April 5, 2012. A further two-year extension (April 5, 2014) is available following a 30% relinquishment of the original concession area. An extensive 3-D seismic acquisition program was executed over the entire South Alamein Concession area. This has resulted in several well-defined prospects throughout the area and will provide TransGlobe with numerous exploration drilling opportunities. TransGlobe expects to carry out an exploration drilling program after the Boraq field is brought into production.

TransGlobe expects to close the acquisition after receiving the necessary Egyptian Government approvals.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, TransGlobe operated)

Operations and Exploration
The 3.65 million acre Nuqra Block exploration concession is in the second and final extension period which is scheduled to expire in July 2012. The Company has met all the work commitments of the second extension period and has no plans for further exploration at this time.

YEMEN EAST- Masila Basin

Block 32, Republic of Yemen (13.81% working interest)

Operations and Exploration
No wells were drilled during the third quarter.

Production
Production from Block 32 averaged 3,144 Bopd (434 Bopd to TransGlobe) during the quarter, representing a 8% decrease from the previous quarter primarily due to natural declines.

In October, production averaged approximately 2,935 Bopd (405 Bopd to TransGlobe).

Block 32 production is exported to the Indian Ocean via the Nexen operated export pipeline which has not been impacted by recent political unrest in Yemen.

Quarterly Block 32 Production (Bopd)

		2011		2010
	Q-3	Q-2	Q-1	Q-4
Gross production rate	3,144	3,401	3,869	4,206
TransGlobe working interest	434	470	534	581
TransGlobe net (after royalties)	259	263	241	344
TransGlobe net (after royalties and tax)*	201	195	135	265
*	Under the terms of the Block 32 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.

Block 72, Republic of Yemen (20% working interest)

Operations and Exploration

The Government has approved a six-month extension to the second exploration period and has extended the expiry date to January 11, 2012. All work commitments of the Second exploration period have been completed.

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration
No wells were drilled during the quarter.

Production
Production averaged 7,336 Bopd (1,834 Bopd to TransGlobe) during the third quarter with the export pipeline in operation from July 15th to the end of the quarter.

Subsequent to the quarter, production averaged approximately 1,680 Bopd (420 Bopd to TransGlobe) during October which was impacted by the shut-in of the export pipeline on October 8th. The oil export pipeline from Marib to the Ras Eisa port on the Red Sea remains shut down. Production from TransGlobe’s An Nagyah field on Block S-1 is shut-in until repairs to the export pipeline can be completed. The pipeline has been the target of a number of attacks since production resumed in mid-July (ending a four month shut-in period) and was typically repaired within 24 to 48 hours, which did not impact production. The most recent attacks on the pipeline have not been repaired due to local tribal groups preventing access to the pipeline. It is difficult to predict when production will resume. TransGlobe’s working interest share of production was approximately 2,250 Bopd prior to being shut-in on October 8th.

Quarterly S-1 Block Production (Bopd)
		2011**		2010
	Q-3	Q-2	Q-1	Q-4
Gross production rate	7,336	-	7,784	9,068
TransGlobe working interest	1,834	-	1,946	2,267
TransGlobe net (after royalties)	1,097	-	1,003	1,188
TransGlobe net (after royalties and tax)*	907	-	758	895
*	Under the terms of the S-1 Block PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.
**	Production shut-in from March 17 to July 15, 2011. Subsequently shut-in on October 8, 2011.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration
The PSA for Block 75 was ratified and signed into law effective March 8, 2008. The first, three-year exploration phase has a work commitment of 3-D seismic and one exploration well. The 3-D seismic was acquired in 2009. One exploration well was planned as part of the 2011 Block S-1/75 drilling program. With the suspension of the Block S-1/Block 75 drilling program in the first quarter of 2011, the Operator has declared Force Majeure under the PSA due to logistics and security concerns associated with the suspended drilling program.

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 7, 2011

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2011 and 2010 and the audited financial statements and MD&A for the year ended December 31, 2010 included in the Company’s annual report. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report and Form 40-F may be found on EDGAR at www.sec.gov.

As of January 1, 2011, TransGlobe Energy Corporation adopted International Financial Reporting Standards (“IFRS”), and the following disclosure, as well as the associated Condensed Consolidated Interim Financial Statements, have been prepared in accordance with IFRS. The Company’s effective transition date is January 1, 2010, to accommodate 2010 IFRS comparative figures. The Company has provided information throughout this document to assist users in understanding the transition from Canadian Generally Accepted Accounting Principles (“GAAP”). A summary of all of the significant changes including the various reconciliations of GAAP financial statements to those prepared under IFRS is included in Note 23 in the Company’s unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2011. Further information, including full disclosure of the accounting policies adopted on transition to IFRS along with additional reconciliations of GAAP financial statements to those prepared under IFRS, can be found in the notes to the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2011.

READER ADVISORIES

Forward-Looking Statements

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements, other than as required by law, if circumstances or management’s beliefs, expectations or opinions should change and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Non-IFRS Measures

Funds flow from operations

This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Reconciliation of funds flow from operations
	Three Months Ended September 30		Nine Months Ended September 30
(000s)	2011	2010	2011	2010
Cash flow from operating activities	3,358	13,600	59,175	38,418
Changes in non-cash working capital	34,092	5,481	31,879	16,096
Funds flow from operations	37,450	19,081	91,054	54,514

Debt-to-funds flow ratio

Debt-to-funds flow is a non-IFRS measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

Netback

Netback is a non-IFRS measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose activities are located in two geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include all the Company’s exploration, development and production of crude oil.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2011			2010				2009***
($000s, except per share, price and volume amounts)	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4

Average sales volumes (Bopd)	13,406	11,826	11,218	10,789	10,138	9,206	9,694	8,656
Average price ($/Bbl)	104.00	105.57	97.06	79.83	71.27	73.46	70.66	62.84
Oil sales	128,265	113,615	97,995	79,240	66,470	61,540	61,651	50,044
Oil sales, net of royalties and other	71,769	62,513	52,863	45,198	38,980	35,638	37,404	28,788
Cash flow from operating activities	3,358	52,604	3,213	16,129	13,645	13,548	11,270	12,594
Funds flow from operations*	37,450	29,306	24,298	18,464	19,081	16,579	18,854	9,703
Funds flow from operations per share
- Basic	0.51	0.40	0.34	0.28	0.29	0.25	0.29	0.15
- Diluted	0.50	0.39	0.33	0.26	0.28	0.24	0.28	0.15
Net earnings	26,110	21,874	2,889	8,932	9,321	9,711	12,601	2,516
Net earnings per share
- Basic	0.36	0.30	0.04	0.13	0.14	0.15	0.19	0.04
- Diluted	0.35	0.29	0.04	0.13	0.13	0.14	0.19	0.04

Total assets	465,262	420,956	404,184	345,625	278,426	264,490	248,837	228,882
Cash and cash equivalents	105,007	122,659	86,353	57,782	15,412	21,437	18,845	16,177
Total long-term debt, including current portion	57,303	56,998	56,731	86,420	46,045	49,977	49,888	49,799
Debt-to-funds flow ratio**	0.5	0.6	0.7	1.2	0.6	0.9	0.9	1.1

*	Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital.
**	Debt-to-funds flow ratio is a non-IFRS measure that represents total current and long-term debt over funds flow from operations for the trailing 12 months.
***	Financial information presented for 2009 has been prepared in accordance with GAAP. This information has not been restated for differences between GAAP and IFRS.

During the third quarter of 2011, TransGlobe has:

  Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.5 at September 30, 2011 (September 30, 2010 – 0.6);
  Reported a 96% increase in funds flow from operations due to a 46% increase in commodity prices along with a 32% increase in sales volumes compared to Q3-2010;
  Reported funds flow from operations that varies significantly from cash flow from operating activities. These measures fluctuate from quarter to quarter depending on the timing of collections of accounts receivable and payment of accounts payable; and
  Reported net earnings in Q3-2011 of $26.1 million (Q3-2010 – $9.3 million). Please refer to the 2011 Variances table for details on the variance from Q3-2010 to Q3-2011.

2011 VARIANCES
	$ 000s	$ Per Share Diluted	% Variance
Q3-2010 net earnings	9,321	0.13
Cash items
Volume variance	31,143	0.41	334
Price variance	30,653	0.41	329
Royalties	(29,007)	(0.38)	(311)
Expenses:
Operating	(3,054)	(0.04)	(33)
Realized derivative loss	35	-	-
Cash general and administrative	(1,137)	(0.03)	(12)
Current income taxes	(10,551)	(0.15)	(113)
Realized foreign exchange gain	(86)	-	(1)
Interest on long-term debt	(197)	-	(2)
Other income	137	-	1
Total cash items variance	17,935	0.22	192
Non-cash items
Unrealized derivative gain	173	-	2
Unrealized foreign exchange loss	(257)	-	(3)
Depletion and depreciation	(2,708)	(0.03)	(29)
Impairment loss	(68)	-	(1)
Stock-based compensation	7	-	-
Deferred income taxes	1,786	0.03	20
Deferred lease inducement	(119)	-	(1)
Amortization of deferred financing costs	39	-	-
Total non-cash items variance	(1,147)	-	(12)
Q3-2011 net earnings	26,110	0.35	180

Net income increased to $26.1 million in Q3-2011 compared to $9.3 million in Q3-2010, which was mainly due to significant increases in commodity prices and production volumes. Partially offsetting these increases were increased royalties and taxes, along with increased operating costs and depletion and depreciation expense.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

		2011		2010
	Q-3	Q-2	Q-1	Q-4	Q-3
Dated Brent average oil price ($/Bbl)	113.44	117.36	104.97	86.41	76.86
U.S./Canadian Dollar average exchange rate	0.980	0.968	0.997	1.013	1.039

The price of Dated Brent oil averaged 48% higher in Q3-2011 compared with Q3-2010. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through Production Sharing Agreements. When the price of oil goes up, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Typically maximum cost recovery ranges from 25% to 60% of production depending on the country and the contract. Generally the balance of the production is shared with the respective government (production sharing oil). Depending on the contract, the government receives 70 to 85% of the production sharing oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production).

The recent political instability in Egypt and Yemen could present challenges to the Company if the issues persist over an extended period of time. TransGlobe’s management believes the Company is well positioned to adapt to the current political situations in Egypt and Yemen due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties and Other (Bopd)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2011	2010	2011	2010
Egypt - Oil sales	11,138	7,601	10,419	7,029
Yemen - Oil sales	2,268	2,537	1,739	2,652
Total Company – daily sales volumes	13,406	10,138	12,158	9,681

Netback

Consolidated
	Nine Months Ended September 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	339,875	102.40	189,661	71.76
Royalties and other	152,730	46.02	77,639	29.38
Current taxes	55,827	16.82	27,619	10.45
Operating expenses	26,404	7.96	18,742	7.09
Netback	104,914	31.60	65,661	24.84

	Three Months Ended September 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	128,265	104.00	66,470	71.27
Royalties and other	56,496	45.81	27,490	29.47
Current taxes	20,336	16.49	9,785	10.49
Operating expenses	9,762	7.92	6,708	7.19
Netback	41,671	33.78	22,487	24.12

Egypt
	Nine Months Ended September 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	288,426	101.40	133,676	69.66
Royalties and other	129,665	45.59	51,782	26.99
Current taxes	49,350	17.35	20,461	10.66
Operating expenses	19,930	7.01	11,800	6.15
Netback	89,481	31.45	49,633	25.86

	Three Months Ended September 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	104,780	102.25	48,551	69.43
Royalties and other	47,044	45.91	18,999	27.17
Current taxes	17,783	17.35	7,447	10.65
Operating expenses	7,065	6.89	4,313	6.17
Netback	32,888	32.10	17,792	25.44

The netback per Bbl in Egypt increased 26% and 22%, respectively, in the three and nine months ended September 30, 2011 compared with the same periods of 2010, mainly as a result of oil prices increasing by 47% and 46%, respectively, which was partially offset by higher royalty and tax rates. The average selling price during the three months ended September 30, 2011 was $102.25/Bbl, which represents a quality adjustment of approximately 10% relative to the average Dated Brent oil price for the period of $113.44/Bbl. This adjustment is consistent with the discount applied in the three and nine months ended September 30, 2010.

Royalties and taxes as a percentage of revenue increased to 62% in the three and nine months ended September 30, 2011, compared with 54% in the same period of 2010. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the Production Sharing Contract (“PSC”) allows for recovery of operating and capital costs through a reduction in government take. Cost recovery for the purposes of calculating cost oil is based on expenses incurred and paid in the period plus capital costs which are amortized over four years.

Operating expenses on a per Bbl basis increased 12% and 14%, respectively, for the three and nine month periods ended September 30, 2011 compared with the same periods of 2010. This is mainly due to increases in oil treatment fees, fuel costs and workovers during the three and nine month periods ended September 30, 2011 compared with the same periods in 2010.

Yemen
	Nine Months Ended September 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	51,449	108.37	55,985	77.33
Royalties and other	23,065	48.58	25,857	35.71
Current taxes	6,477	13.64	7,158	9.89
Operating expenses	6,474	13.64	6,942	9.59
Netback	15,433	32.51	16,028	22.14

	Three Months Ended September 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	23,485	112.55	17,919	76.77
Royalties and other	9,452	45.30	8,491	36.38
Current taxes	2,553	12.24	2,338	10.02
Operating expenses	2,697	12.93	2,395	10.26
Netback	8,783	42.08	4,695	20.11

In Yemen, the netback per Bbl increased 109% and 47%, respectively, in the three and nine months ended September 30, 2011 compared with the same periods in 2010. This is due to increases in oil prices of 47% and 40%, respectively, in the three and nine months ended September 30, 2011 compared to the same periods in 2010 and reduced royalty rates in the third quarter of 2011.

Royalties and taxes as a percentage of revenue decreased to 51% and 57%, respectively, in the three and nine months ended September 30, 2011, compared with 60% and 59%, respectively, in the same periods in 2010. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in Ministry of Oil and Minerals’ take of oil production. The royalty rate was significantly influenced by the shut-in of Block S-1 production from March 17, 2011 through to July 16, 2011. During the shut-in period on Block S-1, the Company continued to incur the majority of the operating costs, as well as amortize its capital costs for cost recovery purposes. The recovery of all the costs incurred during the shut-in period resulted in a reduction of the royalty and tax expense of $10.23/Bbl once production was restarted at Block S-1 in the third quarter.

Operating expenses on a per Bbl basis for the three and nine months ended September 30, 2011 increased by 26% and 42%, respectively, mostly due to increased costs of operations relating to the unstable political situation in Yemen as well as decreases in production volumes of 11% and 34%, respectively. These decreases in production volumes are mainly the result of production being shut-in on Block S-1 from March 17, 2011 through to July 16, 2011. While production volumes were down, the Company continued to incur the majority of the operating costs on Block S-1 which significantly impacted operating expenses per Bbl.

Production from Block S-1 was shut-in on October 8, 2011 following an attack on the oil export pipeline, and production will remain shut-in until repairs to the export pipeline can be completed. It is difficult to predict when production will resume as local tribal groups are currently preventing access to the pipeline.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program is actively monitored and adjusted as deemed necessary to protect the cash flows from the risk of commodity price exposure.

The estimated fair value of unrealized commodity contracts is reported on the Condensed Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to earnings. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the balance sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

The realized losses on commodity contracts in the first nine months of 2011 and 2010 relates mostly to the purchase of separate new financial floor derivative commodity contracts for $0.4 million each, in each respective period. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts decreased from a $0.3 million asset at December 31, 2010 to a $0.1 million asset at September 30, 2011, thus resulting in a $0.2 million unrealized loss on future derivative commodity contracts being recorded in the period.

	Three Months Ended		Nine Months Ended
	September 30		September 30
(000s)	2011	2010	2011	2010
Realized cash (loss) gain on commodity contracts*	-	(35)	(364)	(452)
Unrealized gain (loss) on commodity contracts**	(13)	(186)	(235)	520
Total derivative gain (loss) on commodity contracts	(13)	(221)	(599)	68

*	Realized cash gain (loss) represents actual cash settlements, receipts and premiums paid under the respective contracts.
**	The unrealized loss on derivative commodity contracts represents the change in fair value of the contracts during the period.

If the Dated Brent oil price remains at the level experienced at the end of Q3-2011, the derivative asset will be realized over the balance of the year. A 10% increase or decrease in Dated Brent oil prices would not result in a material adjustment to the derivative commodity contract asset. The following commodity contracts are outstanding as at September 30, 2011:

			Dated Brent
			Pricing
Period	Volume	Type	Put
Crude Oil
October 1, 2011 – December 31, 2011	40,000 Bbl/month	Financial Floor	$65.00
October 1, 2011 – December 31, 2011	20,000 Bbl/month	Financial Floor	$75.00

As at September 30, 2011, the total volumes hedged for the balance of 2011 are:

Three months
2011
Bbls	180,000
Bopd	1,957

At September 30, 2011, all of the derivative commodity contracts were classified as current assets.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Nine Months Ended September 30
	2011		2010
	$	$/Bbl	$	$/Bbl
G&A (gross)	13,491	4.06	9,727	3.68
Stock-based compensation	2,139	0.64	1,314	0.50
Capitalized G&A and overhead recoveries	(1,686)	(0.51)	(858)	(0.32)
G&A (net)	13,944	4.19	10,183	3.86

	Three Months Ended September 30
	2011		2010
	$	$/Bbl	$	$/Bbl
G&A (gross)	4,919	3.99	3,034	3.25
Stock-based compensation	797	0.65	745	0.80
Capitalized G&A and overhead recoveries	(1,028)	(0.84)	(340)	(0.36)
G&A (net)	4,688	3.80	3,439	3.69

G&A expenses (net) increased 36% (3% increase on a per Bbl basis) and 37% (6% on a per Bbl basis) in the three and nine months ended September 30, 2011, compared with the same periods in 2010. This is due in large part to increased staffing and associated costs, along with foreign exchange rate fluctuations. The increase in stock-based compensation is due to an increase in the total value of new options awarded during the second quarter of 2011 as compared to those issued during 2010, which was partially offset by expense recoveries on share appreciation rights in 2011 which were caused by a decreasing share price in the third quarter of 2011.

FINANCE COSTS

Finance costs for the three and nine months ended September 30, 2011 increased to $1.3 million and $3.8 million (2010 - $1.1 million and $2.1 million, respectively). Finance costs include interest on long-term debt and amortization of transaction costs associated with long-term debt. In the quarter, the Company expensed $0.3 million of transaction costs (2010 - $0.3 million). The Company had $60.0 million of debt outstanding at September 30, 2011 (September 30, 2010 - $50.0 million). The long-term debt that was outstanding at September 30, 2011 and September 30, 2010 bore interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% depending on the amount drawn under the facility.

DEPLETION AND DEPRECIATION (“DD&A”)

	Nine Months Ended September 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	22,746	8.00	14,863	7.75
Yemen	3,166	6.67	4,935	6.82
Corporate	351	-	183	-
	26,263	7.91	19,981	7.56

	Three Months Ended September 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	8,781	8.57	5,895	8.43
Yemen	1,408	6.75	1,618	6.93
Corporate	111	-	79	-
	10,300	8.35	7,592	8.14

In Egypt and Yemen, DD&A on a per Bbl basis in the three and nine months ended September 30, 2011 remained consistent with the same periods in 2010. DD&A expense in Egypt increased 49% and 53%, respectively, in the three and nine months ended September 30, 2011 due to production volume increases of 47% and 48%, respectively, compared with the same periods in 2010. DD&A expense in Yemen decreased 13% and 36%, respectively, in the three and nine months ended September 30, 2011 due to production volume decreases of 11% and 34%, respectively, compared with the same periods in 2010.

In Egypt, exploration and evaluation properties of $2.0 million (2010 - $18.7 million) relating to West Gharib ($0.5 million) and East Ghazalat ($1.5 million) were excluded from the costs subject to DD&A in the quarter. In Yemen, exploration and evaluation property costs of $14.5 million (2010 - $11.0 million) were excluded from the costs subject to DD&A in the quarter.

IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

On the Nuqra Block, the Company drilled two exploration wells during the nine months ended September 30, 2011, both of which were dry. The 3.65 million acre Nuqra Block exploration concession is in the second and final extension period which is scheduled to expire in July 2012. The Company has met all the work commitments of the second extension period and has no plans for further exploration in the Nuqra Block at this time. As a result, the Company recorded an impairment loss on these exploration and evaluation assets in the amount of $12.1 million ($0.16/share) during the nine month period ended September 30, 2011. All exploration and evaluation expenditures incurred at Nuqra up to September 30, 2011 have been written off as an impairment loss.

Under IFRS, these costs had to be applied directly against net earnings as Nuqra has been identified as one of the Company’s cash-generating units. Impairment testing under IFRS is performed at the cash-generating unit level as opposed to the country level as under previous Canadian GAAP, under which, these costs would have been transferred to the full cost pool in Egypt and would have been depleted using the unit of production method.

CAPITAL EXPENDITURES

	Nine Months Ended
	September 30
($000s)	2011	2010
Egypt	52,570	41,429
Yemen	5,557	4,571
Corporate	1,417	266
Total	59,544	46,266

In Egypt, total capital expenditures in the first nine months of 2011 were $52.6 million (2010 - $41.4 million). The Company drilled 31 wells in West Gharib, resulting in 25 oil wells (twelve at Arta, eight at East Arta, four at Hoshia and one at Hana West), three water injector wells at East Arta, one water source well at Hoshia, one dry hole at West Hoshia and one dry hole at North Hoshia. Outside of West Gharib, the Company drilled three dry holes (one at East Ghazalat and two at Nuqra).

In Yemen, total capital expenditures in 2011 were $5.6 million (2010 - $4.6 million). Two oil development wells were drilled in the first nine months of 2011 at Block S-1, along with one oil exploration discovery well and one dry hole at Block 72.

Corporate expenditures in 2011 were primarily due to costs incurred for the new head office in Calgary.

OUTSTANDING SHARE DATA

As at September 30, 2011, the Company had 73,025,471 common shares issued and outstanding. On February 1, 2011, the Company closed an equity offering of 5,000,000 common shares at C$15.00 per common share for gross proceeds of C$75.0 million (US$75.6 million).

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 0.5 times at September 30, 2011. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended September 30, 2011 and 2010:

Sources and Uses of Cash
	Nine Months Ended
	September 30
($000s)	2011	2010
Cash sourced
Funds flow from operations*	91,054	54,514
Transfer from restricted cash	1,161	-
Increase in long-term debt	-	55,916
Exercise of options	1,828	7,406
Issuance of common shares, net of share issuance costs	71,583	-
Other	772	-
	166,398	117,836
Cash used
Capital expenditures	56,831	40,422
Repayment of long-term debt	30,000	55,916
Transfer to restricted cash	-	1,890
Deferred financing costs	-	4,277
Other	463	-
	87,294	102,505
	79,104	15,331
Changes in non-cash working capital	(31,879)	(16,096)
Increase (decrease) in cash and cash equivalents	47,225	(765)
Cash and cash equivalents – beginning of period	57,782	16,177
Cash and cash equivalents – end of period	105,007	15,412
*	Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2011 exploration and development program of $78.3 million ($18.7 million remaining) and contractual commitments through the use of working capital and cash generated by operating activities. The use of new financing during 2011 may also be utilized to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At September 30, 2011, the Company had working capital of $164.1 million (December 31, 2010 - $88.2 million). The increase to working capital in 2011 is due almost entirely to a higher cash balance combined with higher accounts receivable as at September 30, 2011 compared to December 31, 2010. Cash has increased by $47.2 million from December 31, 2010, which is due mostly to the issuance of common shares in the first quarter of 2011. Accounts receivable have increased by $50.1 million from December 31, 2010, which is due to increased production and higher commodity prices resulting in significantly larger monthly billings.

At September 30, 2011, TransGlobe had a $100.0 million Borrowing Base Facility of which $60.0 million was drawn. As repayments on the Borrowing Base Facility are not expected to commence until the fourth quarter of 2012, the entire balance is presented as a long-term liability on the Condensed Consolidated Balance Sheets. Repayments will be made on a semi-annual basis according to the scheduled reduction of the facility.

($000s)	September 30, 2011	December 31, 2010
Bank debt	60,000	90,000
Deferred financing costs	(2,697)	(3,580)
Long–term debt (net of deferred financing costs)	57,303	86,420

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period 1 2
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5years
Accounts payable and accrued liabilities	Yes - Liability	65,567	65,567	-	-	-
Long-term debt	Yes - Liability	60,000	-	60,000	-	-
Office and equipment leases	No	15,324	6,209	3,086	2,131	3,898
Minimum work commitments [3]	No	750	750	-	-	-
Total		141,641	72,526	63,086	2,131	3,898

1	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at September 30, 2011 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. During the first quarter of 2011, the Contractor received an extension on the first exploration period to September 8, 2011 and subsequently has declared Force Majeure under the PSA due to logistic and security issues. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. As at December 31, 2010, no additional fees are due in 2011.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2011.

Proposed Transactions

On March 25, 2011, the Company entered into an agreement to acquire a 100% working interest in the West Bakr Concession agreement in the Arab Republic of Egypt from the Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”) subject to the approval of the Egyptian Government and customary closing conditions. The proposed transaction provides for operatorship of three fields with 28 producing wells, located immediately adjacent to the Company’s West Gharib development leases. West Bakr is producing approximately 4,000 Bopd and had Proved reserves of 7.4 million barrels and Proved Plus Probable reserves of 8.8 million barrels effective July 1, 2010 (third party evaluator). The Company has structured the transaction as an all-cash deal, effective July 1, 2010, to acquire all the Egyptian assets of EPEDECO, funded through working capital and the Borrowing Base Facility. Consideration for the transaction is $60 million plus or minus adjustments to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the amount of closing adjustments affecting total consideration and the successful approval of the transaction by the Egyptian Government, management is not able to estimate the amount of any contingent assets or liabilities nor provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2011 related to the contingency.

On June 29, 2011, the Company entered into an agreement to acquire a 50% working interest in the South Alamein Concession agreement in the Arab Republic of Egypt from Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A. (of Spain), subject to the approval of the Egyptian Government and customary closing conditions. The proposed transaction provides for the operatorship of the concession and near-term appraisal/development of one oil discovery well and of a significant number of ready to drill exploration projects, located in Egypt’s Western Desert. The Company has structured the transaction as an all-cash deal effective on and subject to approval from the Egyptian Government. Consideration for the transaction is $3.0 million plus an inventory adjustment to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the amount of closing adjustments affecting total consideration and the successful approval of the transaction by the Egyptian Government, management is not able to estimate the amount of any contingent assets or liabilities nor provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2011 related to the contingency.

MANAGEMENT STRATEGY AND OUTLOOK FOR 2011

The 2011 outlook provides information as to management’s expectation for results of operations for 2011. Readers are cautioned that the 2011 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.

2011 Outlook Highlights

  Production is expected to average between 12,000 Bopd and 12,300 Bopd, a 22% increase over the 2010 average production;
  Exploration and development spending is budgeted to be $78.3 million, a 17% increase from 2010 (allocated 89% to Egypt, 9% to Yemen and 2% to Corporate) funded from funds flow from operations and cash-on-hand; and
  Using production guidance and an average oil price assumption of $110.00/Bbl for Dated Brent oil for the remainder of 2011, funds flow from operations is expected to be $120.0 million ($1.60/share) for the year.

2011 Updated Production Outlook

Production for 2011 is expected to average between 12,000 and 12,300 Bopd, representing a 22% increase over the 2010 average production of 9,960 Bopd. Production from Egypt is expected to average approximately 10,500 Bopd during 2011, up 45% from an average of 7,259 Bopd in 2010. The balance of approximately 1,500 Bopd from the Yemen properties represents a 44% decrease from an average of 2,701 Bopd in 2010 due to production shutdown on Block S-1. The Block S-1 export pipeline was damaged March 17 and was down until July 15, and was again damaged on October 8 and production has not yet resumed. The forecast assumes Block S-1 is shut-in for the remainder of the year. East Ghazalat production is expected to commence in the second quarter of 2012. The forecast excludes any production from the West Bakr acquisition. The forecast will be revised upwards when this acquisition closes.

Production Forecast
	September 30
	Year to Date	2011 Guidance	2010 Actual	% Change
Barrels of oil per day	12,158	12,000 – 12,300	9,960	22

2011 Updated Funds Flow From Operations Outlook

The expected 64% increase in funds flow from operations from 2010 is due to increased prices, as Dated Brent is expected to average up 40% from 2010 and production volumes expected to be up 22% over last year. The updated funds flow forecast of $120 million for 2011 was developed using the above production forecast and an average Dated Brent oil price of $110/Bbl for the remainder of the year. Variations in production and commodity prices during the remainder of 2011 could significantly change this outlook. An increase or decrease in the Dated Brent oil price of $10/Bbl for the remainder of the year would result in a corresponding change in anticipated funds flow by approximately $3.0 million.

Funds Flow Forecast
($millions)
	September 30
	Year to Date**	2011 Guidance**	2010 Actual**	% Change
Funds Flow from operations*	91	120	73	64
*	Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital.
**	Nine months ended September 30, 2011 average Dated Brent was $111.92/Bbl; 2010 average Dated Brent was $79.42/Bbl.

TransGlobe has entered into a Sale and Purchase Agreement to acquire 100% working interest in the West Bakr Production Sharing Concession. The expected impact on TransGlobe’s 2011 funds flow from operations is initially in the range of $1.5 million per month at $110/Bbl average Dated Brent oil price. Closing is subject to closing conditions and Egyptian Government approval. TransGlobe cannot make assurances that it will successfully close the subject transaction.

The Company entered into an agreement to acquire a 50% working interest in the South Alamein Concession agreement. Closing is subject to the approval of the Egyptian Government and customary closing conditions. TransGlobe cannot make assurances that it will successfully close the subject transaction.

2011 Revised Capital Budget
	Nine Months Ended	2011	2011	2011
	September 30, 2011	Annual Budget	Acquisition Budget	Annual Budget
($ million)	Actual	(Firm)	(Contingent)	(Total)
Egypt	52.6	70.0	69.0	139.0
Yemen	5.6	6.8	-	6.8
Corporate	1.4	1.5	-	1.5
Total	59.6	78.3	69.0	147.3

Firm Budget
In Egypt, the Company has drilled 34 wells to September 30, and expects to drill a further 13 wells in the fourth quarter.

In Yemen, the Company has drilled at total of four wells in the first part of the year; no new drilling is anticipated to the end of the year.

Acquisition Budget (Contingent)
Represents the acquisition price of $60.0 million for West Bakr and $3.0 million for South Alamein, plus customary closing adjustments.

CHANGES IN ACCOUNTING POLICIES

New Accounting Policies

International Financial Reporting Standards (“IFRS”)

In October 2009, the Accounting Standards Board issued a third and final IFRS Omnibus Exposure Draft confirming that publicly accountable enterprises were required to apply IFRS, in full and without modification, for all financial periods beginning on or after January 1, 2011. The adoption of IFRS required the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010. The Company’s third financial statements prepared under IFRS are the interim financial statements for the three and nine months ended September 30, 2011. These financial statements include reconciliations of the previously disclosed comparative period financial statements prepared in accordance with Canadian GAAP to IFRS, as set out in Note 23. Full disclosure of the Company’s significant accounting policies adopted on transition to IFRS can be found in the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2011.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

All changes in accounting policies that were required to address reporting and the adoption of IFRS have been made in consideration of the integrity of internal control over financial reporting and disclosure controls and procedures. Throughout TransGlobe’s transition project, the Company ensured that all changes in accounting policies relating to IFRS had controls and procedures to ensure that information was captured appropriately. With respect to internal controls over financial reporting and disclosure controls and procedures, the Company did not require any material changes in control procedures as a result of the transition to IFRS; however, the Company supplemented its existing control procedures for the transition period by increasing the level of third party consultation, management and executive involvement, monitoring, and governance, as well as the level of awareness and education of key parties involved in the transition project in order to ensure the project was successful.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Statement of Earnings and Comprehensive Income

(Unaudited – expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2011	2010	2011	2010

REVENUE
Oil sales, net of royalties and other	$71,769	$38,980	$187,145	$112,022
Derivative gain (loss) on commodity contracts	(13)	(221)	(599)	68
Finance revenue	148	11	343	18
	71,904	38,770	186,889	112,108

EXPENSES
Production and operating	9,762	6,708	26,404	18,742
General and administrative	4,688	3,439	13,944	10,183
Foreign exchange (gain) loss	265	(78)	345	253
Finance costs	1,269	1,111	3,770	2,114
Depletion, depreciation and amortization	10,300	7,592	26,263	19,981
Impairment of exploration and evaluation assets	68	-	12,144	-
	26,352	18,772	82,870	51,273

Earnings before income taxes	45,552	19,998	104,019	60,835

Income taxes – current	20,336	9,785	55,827	27,619
Income taxes – deferred	(894)	892	(2,681)	1,583
	19,442	10,677	53,146	29,202
NET EARNINGS AND COMPREHENSIVE INCOME FOR THE PERIOD	$26,110	$9,321	$50,873	$31,633

Earnings per share
Basic	$0.36	$0.14	$0.70	$0.48
Diluted	$0.35	$0.13	$0.68	$0.46

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	As at	As at
	September 30, 2011	December 31, 2010

ASSETS
Current
Cash and cash equivalents	$105,007	$57,782
Accounts receivable	119,219	69,085
Derivative commodity contracts	67	303
Prepaids and other	5,406	2,867
	229,699	130,037
Non-Current
Restricted cash	2,226	3,387
Intangible exploration and evaluation assets	17,164	22,609
Property and equipment
Petroleum properties	204,263	178,639
Other assets	3,730	2,773
Goodwill	8,180	8,180
	$465,262	$345,625

LIABILITIES
Current
Accounts payable and accrued liabilities	$65,567	$41,808
	65,567	41,808
Non-Current
Long-term debt	57,303	86,420
Deferred taxes	32,526	35,207
Other long-term liabilities	1,009	-
	156,405	163,435

SHAREHOLDERS’ EQUITY
Share capital	154,104	80,106
Contributed surplus	7,581	5,785
Retained earnings	147,172	96,299
	308,857	182,190

	$465,262	$345,625

Condensed Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited – Expressed in thousands of U.S. Dollars)
	Three Months Ended		Nine Months Ended
	September 30		September 30
	2011	2010	2011	2010

Share Capital
Balance, beginning of period	$153,815	$74,237	$80,106	$66,106
Stock options exercised	215	1,662	1,828	7,406
Share issuance	-	-	75,594	-
Share issue costs	-	-	(4,011)	-
Stock-based compensation on exercise	74	697	587	3,084
Balance, end of period	$154,104	$76,596	$154,104	$76,596

Contributed Surplus
Balance, beginning of period	$6,673	$6,198	$5,785	$8,057
Stock-based compensation expense	982	629	2,383	1,157
Transfer to share capital on exercise of options	(74)	(697)	(587)	(3,084)
Balance, end of period	$7,581	$6,130	$7,581	$6,130

Retained Earnings
Balance, beginning of period	$121,062	$78,046	$96,299	$55,734
Net earnings	26,110	9,321	50,873	31,633
Balance, end of period	$147,172	$87,367	$147,172	$87,367

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2011	2010	2011	2010

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income for the period	$26,110	$9,321	$50,873	$31,633
Adjustments for:
Depletion, depreciation and amortization	10,300	7,592	26,263	19,981
Deferred lease inducement	119	-	238	-
Impairment of exploration and evaluation costs	68	-	12,144	-
Stock-based compensation	738	745	2,139	1,314
Finance costs	1,269	1,111	3,770	2,114
Income tax expense	19,442	10,677	53,146	29,202
Unrealized (gain) loss on commodity contracts	13	186	235	(520)
Unrealized loss on foreign currency translation	257	-	526	-
Interest paid	(530)	(766)	(2,453)	(1,591)
Income taxes paid	(20,336)	(9,785)	(55,827)	(27,619)
Changes in non-cash working capital	(34,092)	(5,481)	(31,879)	(16,096)
Net cash generated by (used in) operating activities	3,358	13,600	59,175	38,418

INVESTING
Additions to intangible exploration and evaluation assets	(1,417)	(855)	(6,685)	(9,154)
Additions to petroleum properties	(19,392)	(15,077)	(48,282)	(31,002)
Additions to other assets	(2)	113	(1,864)	(266)
Changes in restricted cash	(3)	(1,890)	1,161	(1,890)
Net cash generated by (used in) investing activities	(20,814)	(17,709)	(55,670)	(42,312)

FINANCING
Issue of common shares for cash	215	1,662	77,422	7,406
Issue costs for common shares	-	-	(4,011)	-
Deferred financing costs	-	(3,578)	-	(4,277)
Increase in long-term debt	-	55,916	-	55,916
Repayments of long-term debt	-	(55,916)	(30,000)	(55,916)
Increase in other long-term liabilities	-	-	772	-
Net cash generated by (used in) financing activities	215	(1,916)	44,183	3,129

Currency translation differences relating to cash and cash equivalents	(411)	-	(463)	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(17,652)	(6,025)	47,225	(765)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	122,659	21,437	57,782	16,177
CASH AND CASH EQUIVALENTS, END OF PERIOD	$105,007	$15,412	$105,007	$15,412

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.